UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Zhibao Technology Inc. 2026 Equity Incentive Plan

The board of directors (the “Board”) of Zhibao Technology Inc., a Cayman Islands exempted company (“Zhibao”) adopted on February 16, 2026 the Zhibao Technology Inc. 2026 Equity Incentive Plan (the “Plan”), effective as of February 16, 2026. Unless the Board terminates the Plan earlier, it has a term of 10 years.

The Plan provides for the grant of awards representing the right to acquire, or based on the value of, Zhibao’s Class A ordinary shares (“Zhibao Shares”), and includes option award, share appreciation right award, restricted share award, restricted share unit award, performance award, dividend equivalent award and other share or cash based award (each, and “Award”, collectively, the “Awards”) to eligible participants of Zhibao or any related entity, as defined in the Plan.

A total of 4,842,853 Zhibao Shares have been authorized to be issued pursuant to Awards granted under the Plan.

The Plan will be administered by the Board, a committee of the Board to which authority under the Plan has been delegated, or any officer to whom the Board or such committee has delegated authority (the “Plan Administrators”, each, a “Plan Administrator”). The Plan administrator is authorized, subject to the Plan, to designate the participants who are to receive Awards, to determine the type and number of Awards to be granted, and the terms and conditions of each Award grant, among other authorities described in the Plan. The Board may amend, alter, suspend or terminate the Plan at any time, subject to certain limitations described in the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

Date: February 17, 2026	By:	/s/ Botao Ma
	Name:	Botao Ma
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Zhibao Technology Inc. 2026 Equity Incentive Plan
99.1	Form of Stock Option Grant Agreement
99.2	Form of RSU Award Agreement

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